SHEARMAN & STERLING LLP

シャーマン アンド スターリング外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING 5TH FLOOR | 2-2-2 UCHISAIWAICHO | CHIYODA-KU | TOKYO | 100-0011

WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602

February 22, 2007

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Optical Co Ltd SUPPL

Olympus ~~Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

On February 5, 2007, the Company filed its Third Quarter Financial Results with the Tokyo Stock Exchange and Osaka Securities Exchange without preparing an English translation. We have therefore furnished an English summary of the filing below:

- Japanese-language Third Quarter Financial Results for the nine months ended December 31, 2006, as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on February 5, 2007, which includes:

  1. Notes to the third quarter financial information

  2. Summary of financial results for the nine months ended December 31, 2006
     (1) Key indices and discussions of consolidated financial results for the nine months ended December 31, 2006
     (2) Key indices and discussions of consolidated financial condition as of December 31, 2006

  3. Projected consolidated financial results for the year ending March 31, 2007

dlw 4/27

4. Consolidated financial statements for the nine months ended December 31, 2006
   - Consolidated balance sheets
   - Consolidated statements of income
   - Consolidated net sales by segment

In addition, the Company issued thirteen press releases between December 22, 2006 and January 29, 2007. Three of them are English language press releases (Attachments 1 through 3) and ten are in Japanese. We have therefore prepared English summaries to these ten Japanese language press releases below:

- Press release, dated December 22, 2006, regarding the Company and J-WAVE, INC.'s commencement of "olio ANIMIX THEATER", a new animated radio drama, which is broadcasted on J-WAVE's FM terrestrial broadcasting and internet radio broadcasting with the utilization of functions of the Company's contents fused entertainment website "olio", on January 1, 2007.

- Press release, dated January 10, 2007, regarding the Company's launch of "LEXT OLS3100", a scanning confocal laser microscope which enables the efficient observation and measurement of fine surface figures, on January 25, 2007.

- Press release, dated January 18, 2007, regarding the Company, Rakuten, Inc. and J-Magic Inc's joint commencement of new shopping service that one can purchase certain goods posted on a free paper "Rakuten Magazine" by taking photo with a mobile phone camera, which then will lead the person to the purchase screen automatically, on January 26, 2007.

- Press release, dated January 25, 2007, regarding Olympus Imaging Corp.'s launch of "CAMEDIA FE-220", "CAMEDIA FE-230" and "CAMEDIA FE-240", new models of compact digital camera "FE series" with simple operation, from the beginning of February, 2007.

- Press release, dated January 25, 2007, regarding Olympus Imaging Corp.'s launch of "CAMEDIA FE-250", the best quality model of compact digital camera "FE series", equipped with 8 million pixels, from the middle of February, 2007.

- Press release, dated January 25, 2007, regarding Olympus Imaging Corp.'s launch of "μ 760", a new model of compact digital camera "μ series", equipped with 7.1 million pixels, with a function which reduces and corrects camera shake, from the middle of February, 2007.

- Press release, dated January 26, 2007 (and correction made on February 2, 2007), regarding Olympus Medical Systems Corp.'s commencement of "BRAVE CIRCLE eradication of colon cancer campaign", which promotes a colon cancer

screening and enlightens an early detection, with support from the Japan Cancer Society, on February 7, 2007.

- Press release, dated January 29, 2007, regarding Olympus Medical Systems Corp.'s launch of "EVIS LUCERA upper gastrointestinal general-purpose video scope OLYMPUS GIF TYPE RQ260Z", which enables infrared light observation, on February 1, 2007.

- Press release, dated January 29, 2007, regarding the Company and Artefactory Corporation's joint commencement of "OADIS" (Olympus Artefactory Digital Imaging Service), a service which provides high quality digital imaging to communication media creators (e.g., publishing companies, advertising agencies, etc.) on a website, from the spring of 2007.

- Press release, dated January 29, 2007, regarding the Future Creation Laboratory of the Company's joint development with Chuo University of "IUS-M", a mobile infrastructure system designed for a realization of practical use of "inspire-type ubiquitous service" which the Company has been promoting.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,

Masahisa Ikeda

Enclosure
MI/ms

Attachment 1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

December 26, 2006

Olympus Launches EVIS LUCERA SPECTRUM Video Imaging System for NBI
Support for Normal Light Imaging and Narrow Band Imaging (NBI)

Olympus Medical Systems Corp. (President: Haruhito Morishima) is pleased to announce the launch of the EVIS LUCERA SPECTRUM Video Imaging System for NBI . In addition to normal light observation, the new system also offers a Narrow Band Imaging (NBI) function. The NBI provides enhanced imaging of the capillaries and mucosal patterns on the mucosal surface layers using two narrow-band wavelengths. It is expected to help the early detection of cancer, and the diagnosis of the malignancy and scope of lesions. Olympus plans to commence sales in Japan on January 12, 2007. The new product will be launched progressively in Asian markets, including China, South Korea, Taiwan and Singapore.

This system is the latest addition to the EVIS LUCERA SPECTRUM range of video imaging systems. While the system first launched in June 2006, features three imaging functions using specific light spectra[*1], the new product incorporates the Narrow Band Imaging (NBI), which is highly regarded by medical professionals and has been reported in many clinical studies about its applications. Olympus will promote the system with NBI as a tool applicable widely to endoscopic diagnosis The NBI capability can be used with the system attached to existing Olympus video-scopes[*2].

*1 ① See attached data for more information on NBI.

② Auto Fluorescence Imaging (AFI): This specific spectra observation technology uses excitation light (390–470 nm) to observe auto fluorescence from collagen and other fluorescent substances, and irradiation with light at a wavelength readily absorbed by circulating hemoglobin (540-560nm) to create enhanced images based on coloration differences in tumorous and normal mucosa.

③ Infra Red Imaging: it visualizes blood vessels and blood flows deep in the mucosal membranes, which are difficult to image visually using normal light, by intravenously administering a pigment that readily absorbs infrared light and then irradiating the target site with two types of infrared light (790-820nm/905-970nm).

*2 Olympus recommends the use of a high-resolution video-scope to obtain the full benefit of NBI technology.

•Launch Overview (Japan)

System Name	Price (Incl. Tax)	Launch Date	Target Sales
EVIS LUCERA SPECTRUM Video Imaging System for NBI[*3]	4,200,000 yen	January 12, 2007	1,200 units/year

*3 The system consists of the EVIS LUCERA Video System Center CV-260SL and the EVIS LUCERA Xenon Light Source CLV-260NBI. (Other video-scopes and peripheral equipment, etc., are not included.)



EVIS LUCERA SPECTRUM Video Imaging System for NBI

● Background

Japan's cancer mortality rate has tended to rise in recent years in step with demographic aging. However, the mortality rate for gastrointestinal cancers, especially stomach cancers is trending downwards. Advances in medical technology, including early diagnosis and treatment made possible by endoscopy and other technologies, are believed to have played a role in this improvement. Endoscopes have become essential tools for detailed examinations, diagnosis and treatment, including gastrointestinal screening to detect lesions. Endoscopic diagnosis technology requires the best possible image resolution to detect subtle colors and minute irregularities, especially in mucosal membranes. In 2002 HDTV imaging was introduced.

Olympus has developed a new diagnostic tool that depicts enhanced images of characteristic lesions in the superficial and deep layers of the mucosa by using special light spectra for imaging. and in June 2006 the EVIS LUCERA SPECTRUM video imaging system was launched to assist the early detection of minute lesions associated with cancer and tumors, and detailed examinations to determine the extent of lesions prior to surgery.

In addition to normal light imaging, this system also provides Narrow Band Imaging, which is one of the three specific spectra observation technologies. Many papers on NBI applications have been published in journals and circulated at conferences ever since its initial introduction. By releasing the additional system of EVIS LUCERA SPECTRUM,, Olympus aims to promote increased use of specific spectra observation as a new diagnostic tool.

Technical Explanation of Narrow Band Imaging (NBI[*4])

NBI creates enhanced images of capillaries in the surface layers of mucosal membranes and minute patterns on mucosal membranes by irradiating target areas with light in two narrow wave bands that are strongly absorbed by circulating hemoglobin. The system of NBI uses blue narrow band light (390-445 nm) to image capillaries in the surface layers of mucosal membranes, and green narrow band light (530-550 nm) to image thick blood vessels located inside membranes while enhancing the contrast of surface capillaries. This approach also has the potential to improve the efficiency of clinical examinations by reducing examination times and unnecessary biopsies.

There is another method that is a spectral image estimation based on signal processing while NBI is an optical image enhancement. However, this method may not produce the desired benefits, since the results vary according to the state of the mucosal tissues and the observation conditions. With NBI, the wave length of the actual light used to illuminate the site is specified, ensuring effective, reliable enhancement of capillaries and mucosal patterns on mucosal surfaces.

*4 "NBI" and "Narrow Band Imaging" are registered trademarks of Olympus Corporation.



- **Potential Applications and Examples of Use**

NBI has been investigated in examination of the hypo-pharynx, esophagus, colon, stomach and various other areas, Many papers on its applications have been published in journals and circulated at scientific meetings.

Area of Application	Potential Application
Hypo-pharynx, esophagus	Lesion identification and benign/malignant diagnosis for hypo-pharynx cancer, early esophageal cancer and lesions in Barrett's esophagus[*7]
Colon	Diagnosis of minute polyps, malignancy diagnosis through observation of pit patterns using close-up/magnifying observation
Stomach	Diagnosis of cancerous tissue type

*7 A condition in which gastric acid reflux causes repeated inflammation of the esophageal mucosa, leading to the replacement of the mucosa with columnar epithelial cells from the gastric mucosa.





Colon adenoma imaging under normal light **Colon adenoma imaging by NBI**



Colon adenoma imaging by NBI combined with magnifying function

(Pictures by Dr. Yasushi Sano, Division of Digestive Endoscopy and Gastrointestinal Oncology, National Cancer Center, East Hospital (Medical Corporation Kunpuu-kai Sano Hospital)

● **Main Specifications**

EVIS LUCERA Video System Center CV-260SL

Dimensions	382mm (W) x 78mm (H) x 498mm (D)
Weight	9.4kg
Power consumption	150VA
Image signal output	HDTV (RGB: 1 or YprPb: 1), SDTV (RGB: 3, Y/C: 2, NTSC: 2)
Main functions	Specific spectra observation: narrow band imaging (NBI), auto fluorescence imaging (AFI), infra red imaging (IRI), HDTV signal output, adaptive IHb color adjustment, IHb pseudo-color display, structure enhancement, digital zoom, video color shift correction, flash release, auto photometry, pre-freeze, auto white balance

EVIS LUCERA Xenon Light Source CLV-260NBI

Dimensions	381mm (W) x 162mm (H) x 536mm (D)
Weight	16kg
Power consumption	500VA
Lamp	Xenon 300W
Main functions	Specific spectra observation: narrow band imaging (NBI) ±8-level automatic light level adjustment, 3 fan levels (high, medium, low),

	automatic switching of emergency lights

* All company names and product names cited in this release are trademarks or registered trademarks of Olympus Corporation.

Attachment 2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

January 17,2007

Olympus Introduces Phase 2 of its EVIS LUCERA Gastrointestinal Tract Endoscopy System for Observation Using Specific Light Spectra
World's First Gastrointestinal Videoscopes with Auto Fluorescence Imaging Capability
—EVIS LUCERA GASTROINTESTINAL VIDEOSCOPE GIF Type FQ260Z
—EVIS LUCERA COLONOVIDEOSCOPE CF Type FH260AZ Series

Olympus Medical Systems Corp. (President: Haruhito Morishima) is pleased to announce the launch of two new gastrointestinal video-scopes. Developed to support the early detection of minute lesions associated with cancer and other conditions, these new devices are the first in the world[*1] to support Auto Fluorescence Imaging (AFI) [*2]. The AFI produces enhanced images showing differences in the coloration of tumorous and normal mucosa by irradiating blue light on mucosa.

The EVIS LUCERA GASTROINTESTINAL VIDEOSCOPE GIF Type FQ260Z (referred to below as "GIF-FQ260Z") is for use in the upper gastrointestinal tract and the EVIS LUCERA COLONOVIDEOSCOPE CF Type FH260AZL/I (referred to below as "CF-FH260AZL/I") for use in the colon. They will be released in Japan in February 1, 2007 and will be progressively introduced in Europe and in Asian markets, including China, South Korea, Taiwan and Singapore.

Both scopes are equipped with highly-sensitive CCDs that were specially designed for fluorescence observation, as well as normal light CCDs. In addition to Auto Fluorescence Imaging (AFI), the scopes also support HDTV imaging in normal light[*3] and optical magnification function. Furthermore, they can be switched to Narrow Band Imaging (NBI)[*4] simply at the touch of a button.

*1 This is based on Olympus research as of January 17,2007 and refers to gastrointestinal endoscopes.

*2 See attached data.

*3 The CF-FH260AZL/I supports HDTV imaging.

*4 NBI is a special observation technology used to create enhanced images of surface capillaries and minute patterns on mucosal membranes by irradiating target areas with light in two narrow wave bands (390-445 nm and 530-550 nm), which are strongly absorbed by circulating hemoglobin.

● **Launch Overview (Japan)**

Product Name	Price (Incl. Tax)	Launch Date	Target Sales
EVIS LUCERA GASTROINTESTINAL VIDEOSCOPE GIF Type FQ260Z*5	4,095,000 yen	February 1, 2007	40 units/year
EVIS LUCERA COLONOVIDEOSCOPE CF Type FH260AZ Series*5	4, 410,000 yen*6		90 units/year
	4,620,000 yen*7		

*5 Can be used with EVIS LUCERA Video System Center CV-260SL and EVIS LUCERA Xenon Light Source CLV-260SL.

*6 I length : Effective length: 1,330mm, Total length: 1,660mm

*7 L length : Effective length: 1,680mm, Total length: 2,010mm

● **Main Features**

1. **The world's first gastrointestinal videoscopes designed for Auto Fluorescence Imaging (AFI) observation**
2. **Support for HDTV imaging and optical magnification function**
3. **Narrow Band Imaging (NBI) capability**



EVIS LUCERA GASTROINTESTINAL VIDEOSCOPE GIF Type FQ260Z



EVIS LUCERA COLONOVIDEOSCOPE CF Type FH260AZ Series

● **Background**

Japan's cancer mortality rate, especially gastrointestinal cancers, such as colon and rectal cancers, has tended to rise in recent years in step with demographic aging. Endoscopes are being used increasingly to screen for lesions in the gastrointestinal tract, and these instruments have become essential tools for detailed examinations, diagnosis and treatment. A key advance in endoscopic diagnosis technology was the introduction of HDTV imaging in 2002 to provide high-definition images of subtle colors and minute irregularities, especially in mucosal membranes. Olympus has

also developed the technology of specific light spectra for enhancing images of characteristic lesions in the superficial and deep layers of the mucosa. In June 2006 the EVIS LUCERA SPECTRUM video-scope System was launched for support the early detection of minute lesions associated with cancer and in the detailed diagnosis to ascertain the extent of lesions prior to therapy.

The EVIS LUCERA SPECTRUM system supports three types of special illumination imaging: Narrow Band Imaging (NBI), Auto Fluorescence Imaging (AFI) and Infra Red Imaging (IRI)[*8]. NBI provides enhanced images of capillary vessels in mucosal surfaces and minute patterns in mucosal membranes. AFI is used to obtain enhanced images of the different coloration in tumorous lesions and normal mucosal membranes. IRI provides enhanced images of blood vessels deep in the mucosa, together with information about blood flows. NBI was achieved by connecting the system to an existing Olympus video-scope[*9]. Following the introduction of a bronchial AFI video-scope in July 2006, Olympus has succeeded in creating the world's first practical system capable of gastrointestinal AFI.

*8 This observation technology uses specific infrared light spectra. According to Japanese and foreign reports, it visualizes blood vessels and blood flows deep in the mucosal membranes, which are difficult to observe visually using normal light, together with information about blood flows, by intravenously administering a pigment that readily absorbs infrared light and then irradiating the target site with infrared light (790-820nm/905-979nm).

*9 Olympus recommends the use of a high-resolution video-scope to obtain the full benefit of NBI technology.

- **Detail Description of Main Features**

1. World's first gastrointestinal video-scopes designed for Auto Fluorescence Imaging (AFI)

The auto fluorescence light produced is extremely weak and difficult to detect with a conventional miniaturized CCD. Olympus has created the world's first gastrointestinal video-scope capable of enhancing auto fluorescence by equipping the scope with a newly developed high-sensitive CCD specially configured for AFI, in addition to a normal light CCD.

2. Support for HDTV imaging and Optical magnification function

The new video-scopes can be switched to normal light observation simply by pushing a button. For high-resolution viewing, the CF-FH260AZL/I is equipped with a HDTV-compatible CCD configured for observation using normal light. For added diagnostic precision, there is also a zoom function (GIF-FQ260Z: 85x[*10], CF-FH260AZL/I: 75x[*10] when displayed on a 19-inch monitor).

*10. Specification by Olympus Corporation

3. **Narrow Band Imaging (NBI) capability**

A simple button control puts the new video-scopes into the Narrow Band Imaging (NBI) mode. Olympus further enhanced diagnostic precision by combining AFI to support the early discovery of minute lesions caused by cancer and other conditions, with NBI for supporting diagnosis of the scope of lesions, and an optical zoom function.

＊2 Technical Explanation of Auto Fluorescence Imaging (AFI)

AFI supports the early detection of minute lesions and cancerous tissue. It produces enhanced images showing differences in the coloration of tumorous and normal mucosa by irradiating target sites with excitation light (390–470 nm) and light at a wavelength readily absorbed by circulating hemoglobin (540-560nm). The technology takes advantage of the fact that when tumorous tissue is irradiated with blue excitation light, the auto fluorescence produced by collagen and other fluorescent substances is weaker than that produced by normal tissue. This attenuation of the auto fluorescence results from ① the absorption and scattering of light in the epithelium of mucosal membranes in tumorous tissue, and ② from the absorption of light by circulating hemoglobin. However, lesions caused by inflammation also cause attenuation of auto fluorescence, and it was difficult to distinguish these from tumors with existing auto fluorescence imaging systems. AFI offers an easy way to distinguish between normal and tumorous tissue by combining an auto fluorescence image with the image of green reflected light which depicts the absorbed light of hemoglobin, so that normal tissue appears pale green, tumorous tissue magenta, and deep blood vessels dark green.

Normal region


Excitation light
Auto fluorescence
Mucosal epithelium

Diseased region


Excitation light
Auto fluorescence
Mucosal epithelium



Early stomach cancer imaging under normal light



Early stomach cancer imaging of chromo-endoscopy under normal light



Early stomach cancer imaging by AFI

Photos courtesy of Dr. Noriya Uedo, Departments of Gastrointestinal Oncology, Department of Gastroenterology, Osaka Medical Center for Cancer and Cardiovascular Diseases

● **Potential Applications for AFI and Examples of Use**

There have been numerous reports and conference presentations concerning the use of AFI in the gastrointestinal field, including examinations of the esophagus, stomach and colon.

Area of Application	Potential Application
Esophagus	Early esophageal cancer, precancerous lesions in Barrett's esophagus
Stomach	Detection of secondary lesions in stomach cancer[*11], diagnosis of extent of lesions
Colon	Detection of intestinal tumorous lesions

*11 About 10% of stomach cancer cases are reported to be accompanied by simultaneous multiple cancers occurring in surrounding areas.

● **Principal Specifications**

EVIS LUCERA GASTROINTESTINAL VIDEOSCOPE GIF Type FQ260Z

Optical system	Viewing angle	Normal light observation: Wide 140°/Tele 60° (direct vision) AFI observation: 140° (direct vision)
	Observation depth	Normal light observation: Wide 7-100mm/Tele 2-3.5mm AFI observation: 5-100mm
	Lighting system	Light guide
Insertion tube	Outer diameter	11.0mm
Angulation section	Angulation	Up: 210°/Down: 90°/Right:100°/Left:100°
Flexible section	Outer diameter	10.5mm
Effective length		1,030mm
Total length		1,345mm
Forceps	Inner diameter of channel	2.8mm
	Minimum viewable distance	Normal light observation: 3mm, AFI observation: 4mm

● **Principal Specifications**

EVIS LUCERA COLONOVIDEOSCOPE CF Type FH260AZ Series

Optical system	Viewing angle	Normal light observation: Wide 140°/Tele 80° (direct vision) AFI observation: 140° (direct vision)
	Observation depth	Normal light observation: Wide 7-100mm/Tele 2-3.5mm AFI observation: 5-100mm
	Lighting system	Light guide
Insertion tube	Outer diameter	14.8mm
Angulations section	Angulations	Up: 180°/Down: 180°/Right:160° /Left:160°
Flexible section	Outer diameter	13.2mm
Effective length		L: 1,680mm, I:1,330mm
Total length		L: 2,010mm, I: 1,660mm
Forceps	Inner diameter of channel	3.2mm
	Minimum viewable distance	Normal light observation: 5mm, AFI observation: 7mm

Attachment 3

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

January 25, 2007

Olympus Launches LEXT OLS3100 Confocal Laser Scanning Microscope
Greater simplicity with higher precision:
This new system improves the efficiency of the 3D observation and metrology.

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the worldwide launch of the LEXT OLS3100 confocal laser scanning microscope on January 25, 2007. This new system allows significantly speedy observation and measurement of fine surface patterns on semiconductors, advanced materials and electronic devices. The LEXT OLS3000, which was introduced in January 2004, has earned an excellent reputation for its high resolution and versatile observation methods and has become an industrial-leading standard for laser microscopes. While maintaining the excellent performance of its predecessor, the LEXT OLS3100 is even revolutionarily easier to operate with a "single click" concept. Exclusive Olympus technology is also reflected in further improvements in reliability, including the highest standard of measurement repeatability (*) in the world. By introducing this new product, Olympus is helping to set a new standard of efficiency in R&D and Failure analysis for leading-edge products.

* Repeatability: The results obtained when the same specimen is measured over a short period of time by the same person using the same equipment

The LEXT OLS3100 will be exhibited at SEMICON Korea 2007, which will be held in Seoul between January 31 and February 2.

Launch Overview

Product Name	Launch Date
LEXT OLS3100 Confocal Laser Scanning Microscope	January 25, 2007

Main Features

1. Ideal 3D imaging achievable with a single click
2. Industrial-leading resolution and repeatability for extremely reliable measurement data
3. Ability to observe and analyze all types of specimens thanks to versatile observation methods and a variety of 3D image presentation patterns



LEXT OLS3100 Confocal Laser Scanning Microscope

Background to Launch

In recent years confocal laser scanning microscopes have played an increasingly important role as non-contact, non-destructive three-dimensional observation/metrology equipment in many industrial areas, including today's leading-edge semiconductors packaging as well as advanced materials and micro-electro-mechanical systems (MEMS). With the introduction of the LEXT OLS3000, Olympus created the new "LEXT" brand by combining the words "Laser" and "Next Generation."
Market growth in related industrial sectors is generating more needs for three-dimensional micro-metrology instruments Advances in technology over the past few years have meanwhile raised the standard of quality management required. Olympus has made the LEXT brand the focus of its efforts to meet these requirements by developing laser scanning microscopes that combine enhanced ease of use with improved visibility. The LEXT OLS3100 takes this concept of combining greater simplicity with improved performance to a new level. With this system, Olympus has succeeded in developing a laser scanning microscope that is simple enough for anyone to use yet capable of producing ideal results every time.

Details of Main Features

1. Ideal 3D imaging achievable with a single click

With other existing instruments, 3D image capturing first requires setting upper and lower import limits according to the height of the specimen. After importing the image, it is also necessary to carry out various adjustments to obtain ideal images. With the LEXT OLS3100, the operator simply clicks the "3D capture button". The system then automatically detects the height of the specimen and at the same time adjusts the brightness and contrast to obtain an ideal 3D image. Since no experienced operation is required to obtain a 3D image, even a first-time user can get results, minimizing measurement errors resulting from operator-related variations.

2. Industrial-leading resolution and repeatability for extremely reliable measurement data

A specially developed 408nm violet optical system maintains the industrial-leading horizontal resolution by minimizing the optical aberrations that tend to occur with short-wavelength light rays. Thanks to exclusive Olympus optical technology and improved software algorithms, the LEXT OLS3100 also has the superior height measurement repeatability. This new system represents a major step forward in the reliability of measuring systems.

3. Ability to observe and analyze all types of specimens thanks to versatile observation methods and a variety of 3D image presentation patterns

In addition to the brightfield and differential interference contrast (DIC) microscopy the LEXT OLS3100 is also equipped with two types of laser scanning microscope (LSM) contrast modes, namely standard confocal and confocal DIC to support a wide range of applications. The confocal DIC is comparable to observation with a scanning electron microscope (SEM). Once imported, images can be manipulated using a variety of 3D

presentation patterns to provide the most effective visual output. They can also be rotated to any angle using a mouse.

Specifications for LEXT OLS3100

			Laser Scan	Universal
Observation method			Laser	Laser, Laser confocal DIC, Brightfield, DIC
Microscope stand	Illumination	Laser	408nm LD laser	
			Class 2	
		White light	—	White LED illumination
	Z stage	Vertical movement	70mm	
		Maximum height of specimen	100mm	
	Z revolving nosepiece	Stroke	10mm	
		Resolution	0.01μm	
		Repeatability	3σ=0.04+0.002Lμm	
Objective lens			5×、10×、20×、50×、100×	
Total magnification			120×～14400×	
Field of view			2560×2560～21×21μm	
Optical zoom			1×～6×	
Stage	Manual stage		100×100mm	
	Motorized stage		150×100mm	
Frame memory	Intensity		1024×1024×12bit	
	Height		1024×1024×16bit	
AF			Laser reflection type	
Dimensions			464(W)×559(D)×620(H)mm	
Weight			56.9kg	57.5kg

For further information, please contact:
PR & IR dept, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-6901-4294 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

END